Exhibit 9.01(b)

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in the Current Report on Form 8-K (the “Form 8-K”) filed with the Securities and Exchange Commission (the “SEC”) on December 5, 2022. Unless the context otherwise requires, the “Combined Company” refers to Appreciate Holdings, Inc. (f/k/a PropTech Investment Corporation II) and its subsidiaries after the Closing, “PTIC II” refers to PropTech Investment Corporation II prior to the Closing, “Renters Warehouse” refers to RW National Holdings, LLC (f/k/a Appreciate Holdings, Inc.) prior to the Closing.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of SEC Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” to aid you in your analysis of the financial aspects of the transactions and is for informational purposes only.

On November 29, 2022, PTIC II consummated the previously announced Business Combination pursuant to the Business Combination Agreement dated May 17, 2022, by and among PTIC II, Renters Warehouse, and Sellers’ Representative of applicable Renters Warehouse unitholders. Pursuant to the Business Combination Agreement, PTIC II formed NewCo LLC for purposes of consummating the transactions contemplated by the Business Combination Agreement. Each share of PTIC II Class B Common Stock that was issued and outstanding immediately prior to the Closing was converted into one (1) share of PTIC II Class A Common Stock. The Proposed Appreciate Charter and the Proposed Appreciate Bylaws shall become the Governing Documents (as defined in the Business Combination Agreement) of PTIC II, and PTIC II changed its name to “Appreciate Holdings, Inc.” in accordance with the Business Combination Agreement. Upon the Closing Date, current Rolling Renters Warehouse Unitholders contributed all of their Existing Renters Warehouse LLC Interests to NewCo LLC in exchange for non-voting NewCo LLC Class B Units, the NewCo LLC Agreement was amended and restated in the required form, PTIC II contributed the Closing Date Contribution Amount to NewCo LLC in exchange for NewCo LLC Class A Units and the unitholders of NewCo LLC (other than PTIC II) received a number of shares of Appreciate Class B Common Stock equal to the Transaction Equity Security Amount, on the terms and subject to the conditions set forth in the Business Combination Agreement.

In connection with the Business Combination, at closing, PTIC II, NewCo LLC, Renters Warehouse, Lake Street and each of the members of NewCo LLC that are Rolling Renters Warehouse Unitholders (excluding St. Cloud) entered into the Tax Receivable Agreement.

In connection with the Business Combination, PTIC II entered into the CEF Purchase Agreement with CF Principal Investments LLC, related to the Committed Equity Facility that was available to support Appreciate following the Closing of the Business Combination, subject to certain customary conditions and limitations set forth in the CEF Purchase Agreement.

On November 20, 2022, PTIC II and Vellar, entered into the Forward Purchase Agreement the Forward Purchase Transaction. Pursuant to the terms of the Forward Purchase Agreement, Vellar intended, but was not obligated, to purchase in the open market through a broker shares of PTIC II Class A Common Stock, after the date of the Forward Purchase Agreement and after the expiration of PTIC II’s redemption deadline from holders of shares of PTIC II Class A Common Stock (other than PTIC II or affiliates of PTIC II) who had elected to redeem shares of PTIC II Class A Common Stock pursuant to the redemption rights set forth in PTIC II’s amended and restated certificate of incorporation, dated as of December 3, 2020, in connection with the Business Combination Agreement, up to a maximum of 9,000,000 shares of PTIC II Class A Common Stock at a redemption price of approximately $10.08 per Share to be paid to investors who elected to redeem their shares at PTIC II’s redemption; provided that Vellar may not beneficially own greater than 9.9% of the issued and outstanding shares of Appreciate Class A Common Stock on a post-Business Combination pro forma basis. Vellar agreed to waive any redemption rights with respect to any shares of PTIC II Class A Common Stock in connection with the Business Combination.

Subsequent to entering into the Forward Purchase Agreement with Vellar, the Company and the Target entered into assignment and novation agreements with Polar Multi-Strategy Master Fund (“Polar”) and Meteora Special Opportunity Fund I, LP, Meteora Select Trading Opportunities Master, LP and Meteora Capital Partners, LP (collectively “Meteora”), pursuant to which Vellar assigned its obligations as to 6,000,000 shares of the Class A Common Stock to be purchased under the Forward Purchase Agreement to each of Polar and Meteora. Vellar, Polar, and Meteora collectively represent the counterparties to the Forward Purchase Agreement (the “FPA Counterparties”).

The following unaudited pro forma condensed combined balance sheet of Appreciate as of September 30, 2022, and the unaudited pro forma condensed combined statements of operations of Appreciate for the nine months ended September 30, 2022, and for the year ended December 31, 2021 present the combination of the financial information of PTIC II and Renters Warehouse after giving effect to the Business Combination and related adjustments described in the accompanying notes.

The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2022 and for the year ended December 31, 2021 give pro forma effect to the Business Combination as if it had occurred on January 1, 2021. The unaudited pro forma condensed combined balance sheet as of September 30, 2022 gives pro forma effect to the Business Combination as if it was completed on September 30, 2022.

The unaudited pro forma condensed combined financial information is based on and should be read in conjunction with:

●	the accompanying notes to the unaudited pro forma condensed combined financial statements;

●	the unaudited historical financial statements of PTIC II as of and for the nine months ended September 30, 2022 and 2021, and the audited historical financial statements of PTIC II as of and for the years ended December 31, 2021 and 2020, included in this proxy statement;

●	the unaudited historical financial statements of Renters Warehouse as of and for the nine months ended September 30, 2022 and 2021, and the audited historical financial statements of Renters Warehouse as of and for the year ended December 31, 2021, included in this proxy statement; and

●	the disclosures contained in the sections titled “PTIC II’s Management Discussion and Analysis of Financial Condition and Results of Operations” and “Renters Warehouse’s Management Discussion and Analysis of Financial Condition and Results of Operations.”

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and does not necessarily reflect what Appreciate’s financial condition or results of operations would have been had the Business Combination occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of Appreciate. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of the unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analyses are performed.

The following pro forma condensed combined financial statements presented herein reflect the actual redemption of 13,060,906 shares of Class A Common Stock by PTIC II’s shareholders in connection with the Business Combination.

APPRECIATE HOLDINGS, INC

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

SEPTEMBER 30, 2022

(In Thousands)

	PTIC II	Renters Warehouse	Transaction Accounting Adjustments	Note 3	Pro Forma
Assets
Current assets
Cash and cash equivalents	$57	$288	$905	(a), (b), (c), (d), (f)	$1,250
Restricted cash	-	18,763	-		18,763
Accounts receivable, net of allowances	-	1,165	-		1,165
Other current assets	-	3,153	1,926	(b), (d)	5,079
Prepaid expenses	108	-	-		108
Total current assets	165	23,369	2,831		26,365
Property and equipment, net of accumulated depreciation	-	153	-		153
Goodwill	-	11,882	296,140	(e)	308,022
Intangible assets, net	-	1,777	37,723	(e)	39,500
Other assets	-	140	-		140
Investments held in Trust Account	231,047	-	(231,047)	(c)	-
Total assets	$231,212	$37,321	$105,647		$374,180

Liabilities and (deficit) equity
Current liabilities
Accounts payable and accrued expenses	10,339	12,214	28,485	(b)	51,038
Related party promissory note	75	-	(75)	(f)	-
Current portion of long-term debt	-	975	-		975
Current portion of long-term debt - related party	-	937	-		937
Current maturities of capital lease obligations	-	47	-		47
Rent clearing liability	-	4,260	-		4,260
Resident security deposits liability	-	14,101	-		14,101
Total current liabilities	10,414	32,534	28,410		71,358
Long-term debt, net of current maturities, discount, and unamortized debt issuance costs - related party	-	9,172	-		9,172
Capital lease obligations, net of current maturities	-	84	-		84
FPA liability	-	-	8,865	(d)	8,865
Other liabilities	-	83	-		83
Deferred underwriting commissions	8,050	-	(4,280)	(b)	3,770
Derivative warrant liabilities	2,000	-	-		2,000
Total liabilities	20,464	41,873	32,995		95,332

Temporary equity:
Redeemable units	-	85,468	(85,468)	(h)	-
Class A common stock subject to possible redemption	230,968	-	(230,968)	(h)	-

Permanent (deficit) equity:
Members’ deficit	-	(90,020)	90,020	(h)	-
Preferred stock	-	-	-	(h)	-
Class A common stock	-	-	2	(h)	2
Class B common stock	1	-	2	(h)	3
Additional paid-in capital	-	-	287,577	(h)	287,577
Accumulated deficit	(20,221)	-	(171,462)	(h)	(191,683)
Noncontrolling interest	-	-	182,949	(h), (i)	182,949
Total liabilities, temporary equity and permanent (deficit) equity	$231,212	$37,321	$105,647		$374,180

APPRECIATE HOLDINGS, INC

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

(In Thousands, Except Share and Per Share Amounts)

	PTIC II	Renters Warehouse	Transaction Accounting Adjustments	Note 3	Pro Forma
Revenues:
Management	$-	$15,853	-		$15,853
Marketplace	-	5,344	-		5,344
Franchise	-	936	-		936
Total revenues	-	22,133	-		22,133
Cost of revenue	-	11,538	-		11,538
Gross Profit	-	10,595	-		10,595
Operating expenses
Selling and general	11,071	5,950	-		17,021
Administrative	-	4,056	-		4,056
Depreciation and amortization	-	1,169	3,003	(n)	4,172
Other	-	4,082	-		4,082
Administrative expenses - related party	135	-	-		135
Franchise tax expenses	171	-	-		171
Total operating expenses	11,377	15,257	3,003		29,637
Operating loss	(11,377)	(4,662)	(3,003)		(19,042)
Other income (expense), net
Loss from remeasurement of derivative liability	-	(165)	-		(165)
Interest expense	-	(1,478)	-		(1,478)
Other income	-	2	-		2
Change in fair value of derivative warrant liabilities	5,423	-	-		5,423
Net gain from investments held in Trust Account	1,402	-	(1,402)	(o)	-
Total other income (expense), net	6,825	(1,641)	(1,402)		3,782
Provision for income taxes	65	-	-	(p)	65
Net income (loss)	(4,617)	(6,303)	(4,405)		(15,325)
Net income (loss) attributable to noncontrolling interest	-	-	(10,055)	(q)	(10,055)
Net income (loss) attributable to the Company	$(4,617)	$(6,303)	$(5,270)		$(16,191)

Net income per share
Basic and diluted weighted average shares outstanding, Class A Common Stock	23,000,000	n/a		(r)	16,354,594
Basic and diluted net income per share, Class A Common Stock (1)	$0.16	n/a		(r)	$(0.99)
Basic and diluted weighted average shares outstanding, Class B Common Stock	5,750,000	n/a			n/a
Basic and diluted net income per share, Class B Common Stock (2)	$0.16	n/a			n/a

APPRECIATE HOLDINGS, INC

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2021

(In Thousands, Except Share and Per Share Amounts)

	PTIC II	Renters Warehouse	Transaction Accounting Adjustments	Note 3	Pro Forma
Revenues:
Management	$-	$20,457	-		$20,457
Marketplace	-	6,138	-		6,138
Franchise	-	1,307	-		1,307
Total revenues	-	27,902	-		27,902
Cost of revenue	-	15,191	-		15,191
Gross Profit	-	12,711	-		12,711
Operating expenses
Selling and general	813	7,342	-		8,155
Administrative	-	5,629	40,785	(k), (l), (m)	46,414
Depreciation and amortization	-	1,783	6,920	(n)	8,703
Other	-	1,891	-		1,891
Administrative expenses - related party	180	-	-		180
Franchise tax expenses	200	-	-		200
Total operating expenses	1,193	16,645	47,705		65,543
Operating loss	(1,193)	(3,934)	(47,705)		(52,832)
Other income (expense), net
Loss from remeasurement of derivative liability	-	34	-		34
Interest expense	-	(2,077)	-		(2,077)
Other income	-	4,678	-		4,678
Change in fair value of derivative warrant liabilities	12,193	-	-		12,193
Net gain from investments held in Trust Account	28	-	(28)	(o)	-
Total other income (expense), net	12,221	2,635	(28)		14,828
Net income (loss)	$11,028	$(1,299)	$(47,733)		$(38,004)
Net income (loss) attributable to noncontrolling interest	-	-	(24,934)	(q)	(24,934)
Net income (loss) attributable to the Company	$-	$-	$(13,070)		$(13,070)

Net income / (loss) per share
Basic and diluted weighted average shares outstanding, Class A Common Stock	23,000,000	n/a		(r)	16,354,594
Basic and diluted net income / (loss) per share, Class A Common Stock (1)	$0.38	n/a		(r)	$(0.80)
Basic and diluted weighted average shares outstanding, Class B Common Stock	5,750,000	n/a			n/a
Basic and diluted net income per share, Class B Common Stock (2)	$0.38	n/a			n/a

APPRECIATE HOLDINGS, INC

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
(in thousands, except share and per share amounts)

Note 1 — Description of the Business Combination

On November 29 2022, PTIC II consummated the previously announced Business Combination, pursuant to the previously announced Merger Agreement dated May 17, by and among PTIC II, Renters Warehouse, and Sellers’ Representative of applicable Renters Warehouse unitholders. In connection with the Business Combination PTIC II changed its name to Appreciate Holdings, Inc. referred to herein as Appreciate.

At the Closing, PTIC II, NewCo LLC, Renters Warehouse, Lake Street and each of the members of NewCo LLC that were Rolling Renters Warehouse Unitholders (excluding St. Cloud) entered into the Tax Receivable Agreement.

In connection with the Business Combination, PTIC II entered into the CEF Purchase Agreement with CF Principal Investments LLC, related to the Committed Equity Facility that was available to support Appreciate following the Closing of the Business Combination, subject to certain customary conditions and limitations set forth in the CEF Purchase Agreement.

At Closing of the Business Combination, Rolling Renters Warehouse’s stockholders received consideration of $312,000 in shares of Appreciate Class B Common Stock at the Closing of the Business Combination, or 31,200,000 shares based on a stock price of $10 per share.

On November 20, 2022, PTIC II and Vellar, entered into the Forward Purchase Agreement for the Forward Purchase Transaction. Pursuant to the terms of the Forward Purchase Agreement, Vellar intended, but was not obligated, to purchase in the open market through a broker shares of PTIC II Class A Common Stock, after the date of the Forward Purchase Agreement and after the expiration of PTIC II’s redemption deadline from holders of shares of PTIC II Class A Common Stock who had elected to redeem shares of PTIC II Class A Common Stock pursuant to the redemption rights set forth in PTIC II’s amended and restated certificate of incorporation, dated as of December 3, 2020, in connection with the Business Combination Agreement, up to a maximum of 9,000,000 shares of PTIC II Class A Common Stock at a redemption price of approximately $10.08 per Share to be paid to investors who elected to redeem their shares at PTIC II’s redemption; provided that Vellar may not beneficially own greater than 9.9% of the issued and outstanding shares of Appreciate Class A Common Stock on a post-Business Combination pro forma basis. Vellar agreed to waive any redemption rights with respect to any shares of PTIC II Class A Common Stock in connection with the Business Combination.

Subsequent to entering into the Forward Purchase Agreement with Vellar, the Company and the Target entered into assignment and novation agreements with Polar Multi-Strategy Master Fund (“Polar”) and Meteora Special Opportunity Fund I, LP, Meteora Select Trading Opportunities Master, LP and Meteora Capital Partners, LP (collectively “Meteora”), pursuant to which Vellar assigned its obligations as to 6,000,000 shares of the Class A Common Stock to be purchased under the Forward Purchase Agreement to each of Polar and Meteora. Vellar, Polar, and Meteora collectively represent the counterparties to the Forward Purchase Agreement.

All shares purchased by the FPA Counterparties that are subject to the Forward Purchase Agreement remain legally outstanding but are considered to have been redeemed for accounting purposes as the FPA Counterparties are not exposed to any downside economics in share ownership throughout the duration of the Forward Purchase Agreement. The Forward Purchase Transaction in-substance represents a written call option issued to the FPA Counterparties for a premium equal to the Initial Price less the Prepayment Amount plus the Leakage Amount. Under ASC 480, this transaction will be accounted for as a liability upon issuance, which will be initially measured at fair value with subsequent changes in fair value recognized in earnings every reporting period. The fair value at issuance is equal to the premium paid by the FPA Counterparties, as described above. The Additional Consideration amount paid to the FPA Counterparties represents a transaction cost associated solely with the Forward Purchase Transaction and is expensed as incurred immediately upon payment.

In connection with the closing of the Business Combination, up to an additional 6,000,000 earnout shares will be issued to unitholders of NewCo LLC contingent upon achieving certain market share price milestones within a period of five years post-Business Combination. The earnout shares will be immediately issued in the event of a change of control, as defined in the Business Combination Agreement. These units fall within the scope of ASC 815, according to which they are determined to be equity classified and are to be recognized upon achievement of the market price milestone. As such, no adjustment is reflected in the unaudited pro forma condensed combined financial information.

The following table summarizes the pro forma ordinary shares of the Appreciate Holdings, Inc. Common Stock outstanding after giving effect to the Business Combination, excluding the potential dilutive effect of earnout shares and the exercise of warrants:

	Shares	Ownership, %
Rolling Renters Warehouse Unitholders	31,200,000	65.62%
PTIC II Class A Stockholders	219,698	0.46%
Forward Purchase Agreement	8,794,897	18.49%
Forward Purchase Agreement fee	499,999	1.05%
Sponsor	5,750,000	12.09%
Northland	315,500	0.66%
CF Principal Investments LLC	200,000	0.42%
Moelis	150,000	0.32%
Cantor	424,500	0.89%
Total	47,554,594	100%

APPRECIATE HOLDINGS, INC

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
(in thousands, except share and per share amounts)

Note 2 — Basis of Presentation

The historical financial information of PTIC II and Renters Warehouse has been adjusted in the unaudited pro forma condensed combined financial information to reflect transaction accounting adjustments related to the Business Combination in accordance with GAAP.

The Business Combination has been accounted for using the acquisition method of accounting with PTIC II as the accounting acquirer. Renters Warehouse is structured as a substantive equivalent of a limited partnership under the terms of the Business Combination given that PTIC II holds 100% of the managing interest in Renters Warehouse at the transaction close, which gives PTIC II the equivalent rights that a general partner would hold in a limited partnership. As there is a lack of kick-out rights and substantive participating rights, under ASC 810-10-15-14(b)(1)(ii), Renters Warehouse qualifies as a VIE. In determining the primary beneficiary of Renters Warehouse, PTIC II holds both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance through the ownership of 100% of the managing interest in Renters Warehouse, as well as the obligation to absorb losses and the right to receive the benefits that could be potentially significant to the VIE through the ownership of 34.38% of the outstanding common company units. Therefore, as the primary beneficiary of the VIE, PTIC II is the accounting acquirer. Under this acquisition method of accounting, PTIC II’s assets and liabilities are recorded at carrying value and the assets and liabilities associated with Renters Warehouse are recorded at estimated fair value as of the acquisition date. The excess of the purchase price over the estimated fair values of the net assets acquired are recognized as goodwill.

Under such method of accounting, transaction costs related to the Business Combination are expensed as incurred in accordance with GAAP. For the pro forma purposes, such costs are recorded as a reduction in cash and cash equivalents with a corresponding increase of accumulated deficit (see Note 3(b) — Transaction costs). Additionally, nonrecurring expenses are recorded in the pro forma statement of operations for the year ended December 31, 2021 (see Note 3(l) — Nonrecurring transaction costs).

The Unaudited Pro Forma Condensed Combined Statement of Operations for the nine months ended September 30, 2022 includes Renters Warehouse Business Combination expenses of $1,982, which are not expected to have a continuing impact on the results of the Combined Company beyond a year from the Closing.

Note 3 — Transaction Accounting Adjustments

The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet as of September 30, 2022 are as follows:

3(a)	Cash and cash equivalents. Represents the impact of the Business Combination on the cash and cash equivalents balance of Appreciate.

The table below represents the sources and uses of funds as it relates to the Business Combination:

	Note
PTIC cash and cash equivalents as of September 30, 2022 - pre Business Combination		57
Renters Warehouse cash and cash equivalents as of September 30, 2022 - pre Business Combination		288
Total pre Business Combination		345

Transaction Accounting adjustments:
PTIC II cash held in Trust Account	(1)	231,047
Payment to redeeming PTIC’s public shareholders	(2)	(131,671)
Payment in connection with Forward Purchase Agreement	(3)	(89,515)
Payment of deferred underwriting fee	(4)	(4,280)
Payment of transaction costs of PTIC II	(5)	(2,089)
Payment of Renters Warehouse transaction costs	(6)	(885)
Payment of transaction bonus	(7)	(1,627)
Payment of Sponsor Promissory Note	(8)	(75)
Total Transaction Accounting adjustments		905

Post-Business Combination cash and cash equivalents balance		$1,250

(1)	Represents the amount of the restricted investments, and cash and cash equivalents held in the Trust Account immediately prior to the Closing of the Business Combination (see Note 3(c) — Trust Account).

(2)	Represents the amount paid to PTIC II Class A Stockholders who exercised redemption rights, including a pro rata portion of interest accrued on the Trust Account (see Note 3(h) — Impact on equity).

APPRECIATE HOLDINGS, INC

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
(in thousands, except share and per share amounts)

(3)	Represents payment in connection with the Forward Purchase Agreement at the close of the Business Combination, including payment of the costs associated with the Forward Purchase agreement in the amount of $5,041 (see note 3(d) – Forward Purchase Agreement).

(4)	Represents the payment of deferred underwriting fees incurred as part of PTIC II’s IPO committed to be paid upon the consummation of a Business Combination (see Note 3(b)(1) — Transaction costs).

(5)	Represents payment of transaction costs of PTIC II (see Note 3(b)(2) — Transaction costs).

(6)	Represents payment of accrued Renters Warehouse transaction costs (See Note 3(b)(3) — Transaction costs).

(7)	Represents payment of the transaction bonus (see Note 3(h) — Impact on equity).

(8)	Represents payment of the Sponsor Promissory Note at the Closing of the Business Combination (see Note 3(f) — Sponsor Promissory Note).

3(b)	Transaction costs.

(1)	Payment of deferred underwriting fee payable incurred by PTIC II in the amount of $4,280 (see Note 3(a)(4) — Cash and cash equivalents). The unaudited pro forma condensed combined balance sheet reflects payment of these costs as a reduction of cash and cash equivalents, with a corresponding decrease in deferred underwriting fee payable.

(2)	Payment of PTIC II’s transaction costs related to the Business Combination in the amount of $2,089. The unaudited pro forma condensed combined balance sheet reflects these costs as a reduction of cash and cash equivalents, with a corresponding increase in accumulated deficit (See Note 3(a)(5) - Cash and cash equivalents).

(3)	Payment of Renters Warehouse’s transaction costs related to the Business Combination in the amount of $885. The unaudited pro forma condensed combined balance sheet reflects these costs as a reduction of cash and cash equivalents, with a corresponding increase in accumulated deficit (See Note 3(a)(6) - Cash and cash equivalents).

(4)	Accrual of PTIC II’s transaction costs related to the Business Combination in the amount of $17,192. The unaudited pro forma condensed combined balance sheet reflects these costs as an increase of accounts payable and accrued expenses, with a corresponding increase in accumulated deficit (See Note 3(h) — Impact on equity).

(5)	Accrual of Renters Warehouse’s accrued transaction costs related to the Business Combination in the amount of $11,293. The unaudited pro forma condensed combined balance sheet reflects these costs as an increase of accounts payable and accrued expenses, with a corresponding increase in accumulated deficit (See Note 3(h) — Impact on equity).

(6)	Write-off of Renters Warehouse’s capitalized expenses related to the Business Combination in the amount of $1,982. The unaudited pro forma condensed combined balance sheet reflects these costs as a decrease in other assets, with a corresponding increase in accumulated deficit (see Note 3(h) — Impact on equity).

3(c)	Trust Account. Represents release of PTIC II restricted investments and marketable securities held in the Trust Account upon consummation of the Business Combination to fund the Closing of the Business Combination (see Note 3(a)(1) — Cash and cash equivalents).

3(d)	Forward Purchase Agreement. Reflects the transaction under the Forward Purchase Agreement upon consummation of the Business Combination (see Note 1 Description of the Business Combination for further details). This adjustment also includes payment of the costs associated with the Forward Purchase Agreement in the amount of $5,041.

3(e)	Purchase price allocation. The following table sets forth a preliminary allocation of the estimated consideration for the Business Combination to the identifiable tangible and intangible assets acquired and liabilities assumed based on the Renters Warehouse September 30, 2022 balance sheets, with the excess recorded as goodwill. Appreciate has not completed the detailed valuations necessary to estimate the fair value of the assets acquired and the liabilities assumed and, accordingly, the adjustments to record the assets acquired and liabilities assumed at fair value reflect the best estimates of Appreciate, based on the information currently available and are subject to change once additional analyses are completed. Furthermore, the final purchase price of the Business Combination is subject to the determination of certain items that are subject to adjustment at the Closing pursuant to the Business Combination Agreement.

APPRECIATE HOLDINGS, INC

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
(in thousands, except share and per share amounts)

Calculation of purchase consideration
Renters Warehouse transaction costs	885
Total cash consideration	$885
Contingent consideration - Earnout shares	54,950
Rollover equity / Noncontrolling interest	334,776
Less: Discount for lack of marketability	(50,216)
Total consideration transferred	$340,395

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents	288
Restricted cash	18,763
Accounts receivable, net of allowances	1,165
Other current assets	3,153
Property and equipment, net of accumulated depreciation	153
Intangible assets, net	39,500
Other assets	140
Accounts payable and accrued expenses	(12,214)
Capital maturities of capital lease obligations	(47)
Rent clearing liability	(4,260)
Resident security deposits liability	(14,101)
Capital lease obligations, net of current maturities	(84)
Other liabilities	(83)
Goodwill	308,022
Net assets acquired	$340,395

The purchase price was calculated based on the closest observable trading price of PTIC II of $10.73 as of the close of the business combination on November 29, 2022.

Under the acquisition method of accounting, the identifiable tangible and intangible assets acquired and liabilities assumed of Renters Warehouse are recorded at the estimated acquisition date fair values. The pro forma adjustments are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the Business Combination.

For all assets acquired and liabilities assumed other than identified intangible assets and goodwill, unless otherwise noted, the carrying value was estimated to equal fair value. The final determination of the fair value of certain assets and liabilities will be completed within the one-year measurement period as required by Accounting Standards Codification (“ASC”) Topic 805, Business Combinations. Any potential adjustments made could be material in relation to the preliminary values presented.

The final determination of the estimated fair value of the identifiable tangible and intangible assets acquired and liabilities assumed will be determined when management has completed the detailed valuations and necessary calculations. The final determination could differ materially from the preliminary amounts used in the pro forma adjustments and may include (1) changes in the fair values and useful lives of intangible assets, (2) changes in the fair value of other assets and liabilities, (3) the related tax impact of any changes made and (4) the related impact to goodwill of any change made. Any potential adjustments made could be material in relation to the preliminary values presented.

In accordance with ASC Topic 350, Goodwill and Other Intangible Assets, goodwill will not be amortized but instead will be tested for impairment at least annually or more frequently if certain indicators are present. In the event management determines that the value of goodwill has become impaired, an accounting charge for the amount of impairment during the quarter in which the determination is made may be recognized. Goodwill recognized is not expected to be deductible for tax purposes.

The table below indicates the estimated fair value of each of the identifiable intangible assets:

Identifiable intangible assets	Fair value	Useful life (in years)
Trade names	$13,000	5
Developed technology	11,500	4
Customer relationships	15,000	6
	$39,500

The fair value of the customer relationship intangible assets was determined using an “income approach,” specifically a multi-period excess earnings approach, which is a commonly accepted valuation approach. This method utilized the estimated cash flows derived from the intangible asset over the remaining economic life and then deducts portions of the cash flow that can be attributed to supporting assets, such as the trade name, technology, and/or the fixed assets, which contributed to the generation of the cash flows. The resulting cash flow, which is attributable solely to the subject intangible asset, is then discounted at a rate of return commensurate with the risk of the asset to calculate a present value. Both the amount and the duration of the cash flows are considered from a market participant perspective. Where appropriate, the net cash flows were adjusted to reflect the potential attrition of existing customers in the future, as existing customers are a “wasting” asset and are expected to decline over time. Trade name and the developed technology fair values were determined using an income approach with an estimate developed from the relief-from- royalty method. This method considers the proportion of revenue that a market participant would be willing to pay in the form of a royalty for the trade name and technology, under a hypothetical scenario in which the trade names were not owned by the Company.

APPRECIATE HOLDINGS, INC

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
(in thousands, except share and per share amounts)

3(f)	Sponsor Promissory Note. Represents funds from the Business Combination used to repay the historical Promissory Note agreement dated September 8, 2022, previously used to fund certain ongoing working capital expenses of PTIC II (see Note 3(a)(8) — Cash and cash equivalents).

3(g)	Tax receivable agreement adjustments. Upon the Closing, Appreciate Holdings, Inc. will be a party to a Tax Receivable Agreement. Under the terms of that agreement, Appreciate Holdings, Inc. generally will be required to pay to the TRA Parties 85% of the applicable cash tax savings, if any, in U.S. federal, state and local tax that PTIC II realizes or is deemed to realize in certain circumstances as a result of tax basis adjustments resulting from taxable exchanges of NewCo LLC Class B Units acquired by Appreciate Holdings, Inc. and tax deductions in respect of portions of certain payments made under the Tax Receivable Agreement, Appreciate Holdings, Inc. generally will retain the benefit of the remaining 15% of the applicable tax savings.

Upon the completion of the Business Combination, there were no exchanges or sales of NewCo LLC Class B Units. Consequently, no attributes subject to the Tax Receivable Agreement are expected to be generated, and thus no obligation under the Tax Receivable Agreement.

The amount of expected future payments under the Tax Receivable Agreement is dependent upon a number of factors, including Appreciate Holdings Inc.’s cash tax savings, the enacted tax rate in the years in which it utilizes tax attributes subject to the Tax Receivable Agreement, and current tax forecasts. These estimated rates and forecasts are subject to change based on actual results and realizations, which could have a material impact on the liability to be paid. If Appreciate Holdings, Inc. exercises its right to terminate the Tax Receivable Agreement or in the case of a material breach of Appreciate Holdings Inc.’s obligations under the Tax Receivable Agreement all obligations under the Tax Receivable Agreement will be accelerated and Appreciate Holdings, Inc. will be required to make a payment to the Tax Receivable Agreement Parties. Such payment would be in an amount equal to the present value of future payments under the Tax Receivable Agreement, as determined based on certain assumptions, including that Appreciate Holdings, Inc. would have sufficient taxable income to fully utilize the tax deductions and other tax attributes subject to the Tax Receivable Agreement.

Future exchanges will result in incremental tax attributes and potential cash tax savings for PTIC II. Depending on PTIC II’s assessment on realizability of such tax attributes, the arising Tax Receivable Agreement liability will be recorded at the exchange date.

3(h)	Impact on equity. The following table represents the impact of the Business Combination on the number of shares of Appreciate Class A Common Stock and Appreciate Class B Common Stock and represents the total equity section after redemption by PTIC II Class A Stockholders:

		PTIC II/ Appreciate common stock										PTIC II		Renters Warehouse
		Class A		Class B		Renters Warehouse Common units		Additional paid-in	Accumulated	Noncontrolling	Total (deficit)	Class A common stock subject to possible redemption		Redeemable units
	Note	Shares	Amount	Shares	Amount	Units	Amount	capital	Deficit	interest	equity	Shares	Amount	Shares	Amount
PTIC equity as of September 30, 2022 - pre Business Combination		-	$-	5,750,000	$1	-	$-	$-	$(20,221)	$-	$(20,220)	23,000,000	$230,968	40,657,093	$85,468
Renters Warehouse equity as of September 30, 2022 - pre Business Combination		-	-	-	-	43,447,076	(90,020)	-	-	-	(90,020)	-	-	-	-
Total equity as of September 30, 2022 - Pre Business Combination			-	5,750,000	1	43,447,076	(90,020)	-	(20,221)	-	(110,240)	23,000,000	230,968	40,657,093	85,468

Transaction Accounting Adjustments:
Reclassification of redeemable shares to Class A common stock		23,000,000	2	-	-	-	-	230,966	-	-	230,968	(23,000,000)	(230,968)	-	-
Less: Redeemed shares	3(a)(2)	(13,060,906)	(1)	-	-	-	-	(131,670)	-	-	(131,671)	-	-	-	-
Payment of unpaid transaction PTIC II costs	3(a)(5), 3(b)(2)	-	-	-	-	-	-	-	(2,089)	-	(2,089)
Payment of Renters Warehouse unpaid transaction costs	3(a)(6), 3(b)(3)	-	-	-	-	-	-	-	(885)	-	(885)
Accrual of unpaid transaction costs of PTIC II	3 (b)(4)	-	-	-	-	-	-	-	(17,192)	-	(17,192)	-	-	-	-
Accrual of unpaid transaction costs Renters Warehouse	3(b)(5)	-	-	-	-	-	-	-	(11,293)	-	(11,293)	-	-	-	-
Write-off of capitalized Renters Warehouse transaction costs	3(b)(5)	-	-	-	-	-	-	-	(1,982)	-	(1,982)
Payment of transaction bonuses	3(a)(7)	-	-	-	-	-	-	-	(1,627)	-	(1,627)
Forward Purchase Agreement	3(d)	-	-	-	-	-	-	(89,431)	(5,041)	-	(94,472)	-	-	-	-
Purchase price allocation	3(e)	-	-	-	-	-	-	333,863	-	-	333,863	-	-	-	-
Class A shares issued for the issuance of the equity line of credit		200,000	-	-	-	-	-	-	-	-	-	-	-	-	-
Class A shares issued as a payment to Northland		315,500	-	-	-	-	-	-	-	-	-	-	-	-	-
Class A shares issued as a payment to Moelis		150,000	-	-	-	-	-	-	-	-	-	-	-	-	-
Elimination of historical Renter Warehouse common units		-	-	-	-	(43,447,076)	90,020	40,657	(130,677)	-	-	-	-	-	-
Elimination of historical Renter Warehouse preferred units		-	-	-	-	-	-	85,468	-	-	85,468	-	-	(40,657,093)	(85,468)
Reclassification of PTIC II Class B common stock to Class A common stock		5,750,000	1	(5,750,000)	(1)	-	-	-	-	-	-	-	-	-	-
Class B common stock issued to Renter Warehouse unitholders as consideration		-	-	31,200,000	3	-	-	(3)	-	-	-	-	-	-	-
Accelerated vesting of equity-based awards	3(k)	-	-	-	-	-	-	676	(676)	-	-	-	-	-	-
Non-controlling interest	3(i)							(182,949)		182,949	-
Total Transaction Accounting Adjustments		16,354,594	2	25,450,000	2	(43,447,076)	90,020	287,577	(171,462)	182,949	389,088	23,000,000	(230,968)	(40,657,093)	(85,468)

Post-Business Combination equity balance		16,354,594	$2	31,200,000	$3	-	$-	$287,577	$(191,683)	$182,949	$278,848	23,000,000	$-	-	$-

3(i)	Non-controlling interest. Represents adjustment for the non-controlling interest in the Business Combination.

3(j)	Tax effect of pro forma adjustments. Represents adjustments to reflect applicable deferred income taxes of $8,741 offset by a valuation allowance of $8,741. The deferred taxes are primarily related to the difference between the financial statement carrying amount and the tax basis in the NewCo LLC partnership interest. The basis difference primarily results from excess tax basis in the NewCo LLC partnership interest over book basis as a result of the Business Combination, including impacts of the Forward Purchase Agreement.

APPRECIATE HOLDINGS, INC

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
(in thousands, except share and per share amounts)

Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations for the nine months ended September 30, 2022 and the year ended December 31, 2021.

The transaction accounting adjustments included in the unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2022 and the year ended December 31, 2021 are as follows:

3(k)	Nonrecurring compensation expense related to the accelerated vesting of equity awards. Reflects compensation expense in the amount of $676 related to the accelerated vesting of certain equity awards concurrently with the Closing of the Business Combination. This compensation expense is not expected to have a continuing impact on the combined results (see Note 3(h) — Impact on equity).

3(l)	Nonrecurring transaction costs. Represents recognition of estimated transaction costs of PTIC II and Renters Warehouse in the amount of $33,441. This adjustment also includes payment of the costs associated with the Forward Purchase Agreement in the amount of $5,041. This expense is not expected to have a continuing impact on the combined results.

3(m)	Nonrecurring transaction bonus. Represents recognition of transaction bonus expenses in the amount of $1,627. This expense is not expected to have a continuing impact on the combined results.

3(n)	Intangible assets amortization expense. Represents amortization expense adjustment recorded to incorporate additional intangible assets amortization for the step-up in basis from the purchase price allocation at the Closing of the Business Combination, which was assumed to have occurred on January 1, 2021.

3(o)	Exclusion net gain from investments held in Trust Account. Represents elimination of net gain from investments held in Trust Account.

3(p)	Pro forma tax effect. Given the Companies’ history of net losses and valuation allowance, Appreciate assumed an effective tax rate of 0%. Therefore, the pro forma adjustments to the statement of operations resulted in no additional income tax adjustment to the pro forma financial information.

3(q)	Non-controlling interest. Non-controlling interest represents the adjustments for the Combined Company’s non-controlling interest in the Business Combination.

3(r)	Net income (loss) per share. Represents pro forma net loss per share based on pro forma net loss and 16,354,594 total shares of Appreciate Class A Common Stock outstanding upon consummation of the Business Combination (see Note 3(h) — Impact on equity). Shares of Appreciate Class B Common Stock do not participate in the earnings or losses of Appreciate and, therefore, are not participating securities. As such, a separate presentation of basic and diluted earnings per share of Appreciate Class B Common Stock under the two-class method has not been included. Pro forma net loss per share excludes the impact of 6,000,000 earnout shares, as the earnout contingencies have not been met. There is no difference between basic and diluted pro forma net loss per share as the inclusion of all potential shares of Appreciate Common Stock outstanding would have been anti-dilutive.